FOR IMMEDIATE RELEASE
Contacts:
Glenn C. Andrews
Executive Vice President or
Mike Freeman
Director, Corporate Communications
Medco Research, Inc.
(919) 653-7001

                        MEDCO RESEARCH TO BE ACQUIRED BY
                              KING PHARMACEUTICALS

RESEARCH TRIANGLE PARK, NC, December 1, 1999 - Medco Research, Inc. (NYSE:MRE) today announced that its Board of Directors has approved the acquisition of Medco Research by King Pharmaceuticals, Inc. (NASDAQ:KING). King will acquire Medco Research in an all-stock, tax-free pooling of interests transaction. The transaction is subject to the approval of Medco Research's shareholders.

The equity value of the transaction is approximately $350 million, or $31.45 per Medco Research share, based on King's November 30, 1999 closing stock price of $46.13 per share and Medco Research's 11.0 million fully diluted shares. Under the terms of the agreement, which has been approved by the boards of directors of both companies, holders of Medco Research common stock will be entitled to receive a certain number of shares of King common stock in exchange for shares of Medco Research common stock. The terms of the agreement fix the common stock exchange ratio at 0.6818 shares of King common stock for each share of Medco Research common stock, provided that the average closing price of King common stock during the twenty (20) consecutive trading days ending on the third day preceding Medco Research's shareholder meeting is between $33.00 and $49.87 per share. If the average closing price of King common stock is above $49.87 per share, King will deliver the number of shares of King common stock to provide a purchase price of $34.00 per share of Medco Research common stock. If the average closing price of King common stock is below $33.00 per share, King will deliver the number of shares of King common stock to provide a purchase price of $22.50 per share of Medco Research common stock. King may elect not to proceed with the transaction if the average closing price of King common stock falls below $30.00 per share. The agreement includes certain provisions that would enable King to acquire up to 19.9% of Medco Research's common stock and receive certain termination fees in the event the transaction is not consummated.

King Pharmaceuticals, headquartered in Bristol, Tennessee, manufactures, markets, sells, and distributes primarily branded prescription pharmaceutical products. The Company has built a successful business by capitalizing on opportunities to acquire branded pharmaceutical products and subsequently increasing their sales by focused promotion and marketing, the development of product line extensions, and product life cycle management. Since its incorporation in 1993, King has acquired more than 35 products which it markets by means of a national sales force of over 250 sales representatives. Recognized brand name prescription products owned by the Company include Altace(R), Lorabid(R), Neosporin(R), Cortisporin(R), Pitocin(R), and Fluogen(R).

The combining of the two companies provides for the acceleration of Medco Research's stated strategy of forward integrating its business in order to improve margins and realize a greater return on investment. King provides the marketing and sales organization necessary to capitalize on the commercial potential of the Company's portfolio of adenosine receptor-based technologies. Medco Research provides King with a research and development organization and a technology platform that will serve as an in-house pipeline of new products and as a complement to the company's ongoing product acquisition activities.

Based upon an assessment of a number of factors as part of the transition of the Company from a stand alone entity to its new role as the development arm of a fully integrated pharmaceutical company, research and development resources of the combined companies will be directed toward expediting the development of MRE0470 and a number of lead preclinical programs from among the Company's pipeline of over 150 unique, proprietary adenosine-receptor analogs. Plans are underway to outlicense Pallacor(TM), the Company's formulation of intravenous adenosine for use in combination with thrombolysis or angioplasty in the treatment of acute myocardial infarction, for commercialization.

Commenting on the merger agreement, Richard C. Williams, Chairman of Board of Medco Research, stated, " We are indeed pleased to have entered into an agreement with King Pharmaceuticals. It is not only an excellent business combination from a strategic standpoint, but a superb integration of two organizations with similar corporate cultures. In our dealings with the management of King, I am pleased with their high regard for the value of people, business philosophy and high level of integrity. Medco Research's employees and all other assets will integrate into the King operation. This proposed merger will be beneficial to all parties in that it provides the opportunity for the combined entity to be a more fully integrated pharmaceutical company - a goal of both of us. The therapeutic consistency of the two companies - King's cardiovascular commercial presence and Medco Research's cardiovascular development capability - provides a formidable core business for the combined entity. Medco Research's portfolio, earnings level, cash and cash flow will help strengthen the market value and financial prospects of the combined entity. I believe that King can build on the strengths of Medco Research and fulfill our joint mission of being a leader in commercialization of products leading to superior growth in shareholder value."

Glenn C. Andrews, Executive Vice President, Finance and Administration and Chief Financial Officer, Medco Research, stated "The merger of these two successful companies is a textbook example of synergy. The compatibility of Medco Research's personnel and product development expertise with King's forward integrated operations effectively minimizes the redundancy and maximizes the economic efficiencies of this strategic integration. The combined company, with a market capitalization well in excess of $2 billion, should be very successful in attracting and securing strong institutional and retail ownership. We look forward to King realizing the commercial potential of the Company's portfolio of adenosine receptor-based technologies in the coming years."

Hambrecht & Quist LLC acted as financial advisor to the Company on the transaction.

A conference call regarding the acquisition is scheduled for 11:00 a.m., Wednesday, December 1, 1999. Interested parties may listen to the call by dialing 1-888 715-0381 (U.S.) or 973 633-1010 (outside U.S.) A replay of the call will be available for two weeks following the call by dialing 1-888 459-5780 (U.S.) or 402 220-1159 (outside U.S.)

Statements contained in this release which are not historical facts are or may constitute forward looking statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Forward-looking statements involve known and unknown risks that could cause the Company's actual results to differ materially from expected results. Factors that could cause actual results to differ materially include, among others, assimilation and other risks related to mergers; the high cost and uncertainty of the research, clinical trials and other development activities involving pharmaceutical products; the Company's ability to fund its activities internally or through additional financing, if necessary; the unpredictability of the duration and results of the U.S. FDA's review of New Drug Applications and Investigational New Drug Applications and/or the review of other regulatory agencies worldwide; the possible impairment of, or inability to obtain, intellectual property rights and the cost of obtaining such rights from third parties; intense competition; the uncertainty of obtaining, and the Company's dependence on third parties to manufacture and sell its products; results of pending or future litigation and other risk factors detailed from time to time in the Company's SEC filings. The Company does not undertake to publicly update or revise any of its forward looking statements even if experience or future changes show that the indicated results or events will not be realized.

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              Available on our homepage at http://www.medcores.com